Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

June 22, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Ms. Doris Stacey Gama
Mr. Jason Drory
Ms. Jenn Do
Mr. Kevin Vaughn

Re:         Magenta Therapeutics, Inc.

               Registration Statement on Form S-4

               Filed May 15, 2023

               File No. 333-271917

Dear. Ms. Gama, Mr. Drory, Ms. Do and Mr. Vaughn:

This letter is submitted on behalf of Magenta Therapeutics, Inc. (“Magenta”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Magenta’s Registration Statement on Form S-4 (File No: 333-271917), initially filed on May 15, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated June 13, 2023 (the “Comment Letter”). Magenta is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

Questions and Answers About the Merger

Q: What are contingent value rights (“CVR”)?, page 4

1.

We note your disclosure that, “[i]n April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-45, MGTA-145 and the CD117 antibodies including the clinical antibody that was used with MGTA-117, and is continuing to explore strategic alternatives related to its other assets.” Please specify the programs or pre-merger assets held by Magenta the are covered by the CVR Agreement. We note from your disclosure on pages 253 and 254 that the April 2023 asset sales included certain up-front cash payments as well as future potential milestone payments. Please clarify whether or not any of the April 2023 asset sales by Magenta, including future milestone payments, are covered by the CVR Agreement.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 4, 23, 258-259, 374, 380 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

June 22, 2023

2.

Please revise your disclosure to clarify the material terms of the CVR Agreement, your intentions with Magenta’s pre-merger assets and describe any material assets that either have been sold or may be sold by Magenta pursuant to the CVR Agreement or otherwise advise.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 4, 11, 23, 37, 206, 374 and 380 of Amendment No. 1 to reflect the Staff’s comment.

The Companies Magenta, page 10

3.

You state here and on page 252 that in April 2023, Magenta sold certain assets, related to Magenta’s prior product candidates. However, you also state that Magenta is continuing to explore strategic alternatives related to its “other assets.” Given your recent sales in April 2023, please revise your disclosure to clarify what you mean when you state “other assets” to specifically describe any material assets or otherwise advise.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 256 of Amendment No. 1 to reflect the Staff’s comment. Magenta supplementally advises the Staff that the “other assets” include intellectual property related to its legacy business that are not currently in development and that Magenta does not consider to be material.

Prospectus Summary, page 12

4.

Please balance your discussion here, and on page 145, to disclose the negative factors or potential risks associated with your merger agreement that were considered by the boards of directors of Magenta and Dianthus, respectively, when each voted to approve the merger agreement.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 13-16 and 152 of Amendment No. 1 to reflect the Staff’s comment.

Risk Factors

Risks Related to the Merger

Some Magenta and Dianthus directors and executive officers have interests in the merger..., page 28

5.

We note your disclosure that “certain of Dianthus’ directors are affiliated with investment funds which hold an interest in Dianthus and are participating in the Dianthus pre- closing financing.” Please update your disclosure here to identify the directors and the fund(s) they are affiliated with that are participating in the pre-closing financing.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 30 of Amendment No. 1 to reflect the Staff’s comment.

The Merger

Background of the Merger, page 133

6.

Please revise your disclosure to identify the individuals who negotiated the material terms of the merger. For example only, we note your disclosure that “Magenta’s management,” “participants” and certain “financial advisors” were part of the negotiations related to the merger.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 134, and 142-148 of Amendment No. 1 to reflect the Staff’s comment.

U.S. Securities and Exchange Commission

June 22, 2023

7.

We note your disclosure on page 136 discussing certain “Criteria” that would be used to evaluate any potential indications of interest. Please revise to more specifically describe the criteria proposed to assess potential counterparties. For example, if you were looking for parties with a product candidate that had achieved a specific stage of development, what stage was that? What were you looking for with respect to the attractiveness of the counterparty’s technology and development pipeline? Additionally, please discuss whether the criteria and/or the prioritization of the criteria changed over time.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 138-139 of Amendment No. 1 to reflect the Staff’s comment. Magenta advises the Staff that it has further revised the defined term “Criteria” on pages 138-139 and 141 of Amendment No. 1 (which was previously included on page 136 of the Registration Statement) to add more specificity in response to the Staff’s comment. Magenta further advises the Staff (and as disclosed on page 139 of Amendment No. 1), Magenta applied the Criteria to potential counterparties on a holistic basis in considering their relative potential strengths and weaknesses and did not change (nor reprioritize) the Criteria over time.

8.

On page 140 you state that on March 21, 2023 representatives of Wedbush communicated to representatives of Dianthus Magenta’s willingness to agree to a traditional reverse merger in exchange for an increase in the valuation attributed to Magenta. Please include a description of Dianthus’ response to such communication.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 143 of Amendment No. 1 in response to the Staff’s comment.

9.

We note your disclosure that “after reviewing all of the submitted indications of interest, the participants selected 12 indications of interest to prioritize and invite to make management and due diligence presentations.” However, your disclosure appears to only disclose Parties A through D. Please update your disclosure to describe the seven other parties that were invited to make presentations. In addition, update your existing disclosure where you describe Parties A through D to provide additional details about each party, including a description of the general industry of the company.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 139-140 of Amendment No. 1 to reflect the Staff’s comment.

Opinion of Houlihan Lokey to the Magenta Board, page 154

10.	Revise to provide additional information regarding how Houlihan Lokey selected the comparable companies and whether it excluded any comparable companies that fit those criteria.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 162 of Amendment No. 1 in response to the Staff’s comment. Magenta further advises the Staff that, as noted in the revised disclosure, Houlihan Lokey may not have included all companies that might be deemed comparable to Dianthus, but Magenta supplementally advises the Staff that Houlihan Lokey did not exclude any companies that it otherwise deemed relevant.

U.S. Securities and Exchange Commission

June 22, 2023

11.

Please explain the statement “Houlihan Lokey selected an implied enterprise value reference range for Dianthus of $150.0 million to $200.0 million, which resulted in an aggregate implied equity value reference range for Dianthus of $274.2 million to $324.2 million, and an implied per share reference range for Dianthus of $4.75 to $5.62.” Please clarify how Houlihan Lokey arrived at the $150.0 million to $200.0 million range. For example, did Houlihan Lokey use the mean, median, high or low value from the calculations of the comparable companies? Please explain what other considerations Houlihan Lokey deemed relevant and how they impacted Houlihan Lokey’s analysis.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 163 of Amendment No. 1 in response to the Staff’s comment.

12.

We note your disclosure that “[t]he Magenta Liquidation Analysis and Houlihan Lokey’s selected companies analysis for Dianthus indicated an implied exchange ratio reference range of 4.42844313 to 5.33756289 shares of Magenta common stock for each share of Dianthus capital stock, as compared to the exchange ratio in the merger pursuant to the Merger Agreement of 3.88182949 shares of Magenta common stock for each share of Dianthus capital stock.” Please revise to describe the conclusions Houlihan Lokey reached with respect to the implied exchange ratio as a result of such comparisons.

RESPONSE: Magenta acknowledges the Staff’s comment and advises the Staff that, as described on page 163 of Amendment No. 1, “Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses.” Magenta also supplementally advises the Staff that, because Houlihan Lokey’s opinion addressed the fairness, from a financial point of view, to Magenta of the exchange ratio provided for in the merger, the fact that the implied exchange ratio reference range indicated by Houlihan Lokey’s financial analyses was above the exchange ratio provided for in the Merger supported Houlihan Lokey’s opinion.

The Merger Agreement, page 177 Potential

Asset Sale, page 183

13.

You state hereunder that in April 2023, Magenta entered into asset purchase agreements related to each of (i) MGTA-145, (ii) MGTA-45 and (iii) the CD117 antibodies, including the clinical antibody that was used with MGTA-117. We note from Magenta’s Form 10-Q for the period then ended that assets held for sale appears to consist of only remaining lab equipment (referring to page 15 therein). Please address the following:

•

Tell us how you considered the guidance of ASC 205-20-45 in determining whether discontinued operations accounting was appropriate for some or all of the asset purchase agreements for the drug candidates.

•

Further in this regard, noting the sale of MGTA-45 on April 7, 2023 (page 143), tell us why you reported the $1.1 million recorded as other income as of March 31, 2023 (referring to page 21 of the March 31, 2023 Form 10-Q), instead of gain from discontinued operations, is appropriate.

RESPONSE: Magenta acknowledges the Staff’s comment and advises the Staff that it has considered the provisions of ASC 205-20-45, Discontinued Operations, in concluding that each of the MGTA-145, MGTA-45, and CD117 antibodies, including the clinical antibody that was used with MGTA-117, asset sales do not qualify as discontinued operations.

MGTA-145 and MGTA-45 represent product candidates that Magenta was advancing through pre-clinical and clinical trials. CD117 antibodies were used with Magenta’s MGTA-117 product candidate, which Magenta was

U.S. Securities and Exchange Commission

June 22, 2023

advancing through clinical trials. The asset sale agreements are comprised of the transfer of intellectual property and related data; contracts and licenses directly related to the assets; and additional information such as regulatory correspondence and other information, as applicable. Each of the three asset purchase agreements consist of the sale of a single asset that is comprised of intellectual property and associated support relating to that specific asset.

Pursuant to ASC 205-20-45-1B, the operations related to a disposal of the MGTA-145, MGTA-45 and CD117 antibodies assets are reported in discontinued operations in the statement of operations if all of the following criteria are met:

•	The disposed assets (and liabilities) together represent a component of an entity (or a group of components of an entity).

•	The component (or group of components) (1) meets the criteria to be classified as held for sale, (2) has been sold, or (3) has been disposed of other than by sale.

•	The disposal of the component “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results”.

In regard to the criteria described above, a component of an entity is defined in the U.S. GAAP Master Glossary as follows:

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

As noted in Magenta’s filings on Forms 10-K and 10-Q, direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to consultants, central laboratories, contractors, contract development and manufacturing organizations (”CDMOs”) and contract research organizations (“CROs”) in connection with its preclinical and clinical development activities. Magenta does not allocate employee costs, costs associated with its platform technology or facility expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. MGTA-145 was a product candidate being developed as part of Magenta’s mobilization program. MGTA-45 and MGTA-117, which CD-117 was used with, were product candidates being developed as part of Magenta’s conditioning program.

Neither operations or cash flows for each of the product candidates within these two development programs could be clearly distinguished as internal employee resources, equipment and facility costs are used and shared across Magenta and as such are not directly tracked, nor allocated to specific programs, nor to specific product candidates within each of the programs.

As a result, the MGTA-145, MGTA-45 and CD117 antibodies assets do not represent an asset group, a reporting unit, an operating segment, or reportable segment that meet the U.S. GAAP Master Glossary definition of a component. As a result, the first criteria is not met and because all of the criteria described above are not met, Magenta determined that Magenta is not required to present MGTA-145, MGTA-45 and CD117 antibodies as discontinued operations pursuant to ASC 205-20-45-1B.

Assets held for sale on Magenta’s consolidated balance sheet included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2023, consisted of only lab equipment. There were no long-lived assets related specifically and only to the MGTA-145 or MGTA-45 program candidates, or long-lived assets related specifically and only to the CD117 antibodies. Such general lab equipment represented corporate assets held and used for the benefit of all of Magenta’s programs, platform and research and development efforts. Magenta classified these asset as held for sale at March 31, 2023 as (i) Magenta had approved and committed to a plan to sell the asset, (ii) the asset was available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset had been initiated, (iv) the sale of the asset was probable, (v) the asset was being actively marketed for sale at a price that was reasonable in relation to its current fair value and (vi) it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

U.S. Securities and Exchange Commission

June 22, 2023

Furthermore, because MGTA-145 and MGTA-45 program candidates and CD117 antibodies used with MGTA-117 were in development, costs related to such program candidates were expensed as incurred and there were no other assets recorded on the balance sheet as of March 31, 2023 directly related to MGTA-145, MGTA-45 or CD117 antibodies that would have been classified as held for sale.

As the sale of the MGTA-45 assets does not qualify as discontinued operations for the reason described above, the reimbursement of research and development expenses by the buyer during the exclusivity period prior to executing a definitive purchase agreement were classified as other income as the reimbursement was unrelated to our core operations.

Dianthus’ Business

DNTH103, page 281

14.

Please update your disclosure to define C1s and clarify what you mean when you state you are targeting “Active C1s.” In addition, please revise your disclosure to clarify how preventing further progression of the classical pathway cascade helps severe autoimmune and inflammatory diseases.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 11-12, 285-286 and 338 of Amendment No. 1 to reflect the Staff’s comment.

15.	Please define all technical and scientific terms throughout the business section, such as “diplopia and ptosis” and “MAC formation” on first use.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 286, 289 and 292 of Amendment No. 1 to reflect the Staff’s comment.

16.

We note your disclosure that “DNTH103 has the potential to become a first-line, steroid- sparing treatment option.” Please revise your disclosure to clarify what you mean when you state “steroid-sparing treatment” or otherwise advise. We note your disclosure elsewhere appears to indicate that biologics such as IVIG or FcRn inhibitors are currently being use to treat gMG.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 287 and 294 of Amendment No. 1 to reflect the Staff’s comment.

Dianthus’ Pipeline of Next-Generation Complement Therapeutics, page 281

17.

We note your pipeline table on page 281. Specifically, we note that Dianthus appears to currently only have an ongoing Phase 1 trial for DNTH103 yet your pipeline table includes five arrows under DNTH103, four of which appear to depict completion of Phase 1 clinical trials. Progress arrows should be moved to clearly depict the progress of each candidate to date and should not encroach on phases not commenced. Please amend the table to properly reflect the current status of Dianthus’ product candidate.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 285 of Amendment No. 1 to reflect the Staff’s comment.

18.

The pipeline table includes two separate programs with the general description “Additional Active Selective Complement Target” that are all in the early stages of discovery. Please limit your table to product candidates that are sufficiently material to your business to warrant inclusion in your table. If these new targets are material, identify the indications and expand your disclosure elsewhere to identify more specifically these programs or candidates.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 285 of Amendment No. 1 to reflect the Staff’s comments.

U.S. Securities and Exchange Commission

June 22, 2023

Dianthus’ First Product Candidate, DNTH103, page 286

19.

We note your disclosure of trials relating to your product candidates throughout this section. Please revise to clarify whether each trial was powered for statistical significance. In addition, if a trial was powered for statistical significance please provide p-values for the results of each trial.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 294 of Amendment No. 1 to reflect the Staff’s comment.

20.

We note your disclosure that, “[a]ccording to published scientific literature, Dianthus anticipates a significantly longer half-life in humans.” Please update your disclosure to discuss the “specific literature” you are referring to.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on page 291 of Amendment No. 1 to reflect the Staff’s comment.

21.

We note your disclosure here and elsewhere in your registration statement in which you make statements related to potential safety and efficacy, which are premature given the stage of development of Dianthus’ product candidates. For example, we note your disclosure here that DNTH103 has a “[m]ore favorable safety profile.” Please revise your disclosure throughout your document, including but not limited to the statement noted above, to eliminate the implication that your product candidates have been or will ultimately be determined safe and/or effective or have demonstrated safety and/or efficacy for purposes of approval by the FDA or comparable agency.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 287-288 and 291 of Amendment No. 1 to reflect the Staff’s comment.

22.

We note your disclosure of a “representative experiment” for which DNTH103 was compared to “recombinantly-generated” sutimlimab and ravulizumab that were based on amino acid sequences from patent filings.” Please clarify what “recombinantly-generated based off of patent filings” means and describe any risks to using “recombinantly- generated” sutimlimab and ravulizumab in your experiment or otherwise advise. In addition, please update your disclosure to clarify that the results in the “representative experiment” may not be predictive of or consistent with the results of later trials.

RESPONSE: Magenta acknowledges the Staff’s comment and has revised the disclosure on pages 291 and 295 of Amendment No. 1 to reflect the Staff’s comment.

License Agreements

Zenas BioPharma, page 296

23.	Please file your license agreement with Zenas BioPharma Limited as an exhibit to your filing, or provide us with your updated analysis as to why it need not be filed under Item 601 of Regulation S-K.

RESPONSE: Magenta acknowledges the Staff’s comment and respectfully advises the Staff that Magenta does not believe it is required to file the license agreement with Zenas BioPharma Limited (“Zenas”) under Item 601 of Regulation S-K because Magenta understands from Dianthus that the license agreement is not material to Dianthus’ business and is not a material contract within the meaning of Item 601 of Regulation S-K. Magenta included disclosure regarding the license agreement with Zenas in the Registration Statement to clarify Dianthus’ relationship with Zenas and Dianthus’ historical source of revenue.

U.S. Securities and Exchange Commission

June 22, 2023

Dianthus does not believe the license agreement is material to its business because: (i) the license agreement relates to the development and commercialization rights of monoclonal antibody antagonists targeting the human Complement C1s protein (including the antibody sequence of DNTH103) and, potentially, the human Complement C2 protein, in greater China (the “Territory”), and such development and commercialization efforts relating to the Territory are not material to Dianthus’ business strategy; (ii) as consideration for the license, Dianthus is eligible to receive (a) development milestone payments of up to $11 million, (b) an approximate $1.1 million payment for reimbursement of a portion of development costs it previously incurred; (c) reimbursement of a portion of certain CMC-related costs and expenses; and (d) reimbursement of a portion of certain non-CMC-related costs and expenses, and, although Dianthus’ only revenue has been attributable to an upfront payment and cost reimbursements under the license agreement with Zenas, Dianthus does not rely on such revenue and such revenue is not material to its business plans. Dianthus has funded its operations primarily with outside capital, and Dianthus (and the combined company) expects to continue to rely on outside capital to fund its operations for the foreseeable future; and (iii) although Dianthus is eligible to receive royalty payments based on a percentage of the annual net sales of the products sold on a region-by-region basis in the Territory, there are currently no products approved for sale in the Territory under the license agreement, and there is no guarantee that any such products will ever be approved for sale in the Territory. DNTH103 is Dianthus’ most advanced product candidate that is subject to the license agreement, and DNTH103 is currently being evaluated in an ongoing Phase 1 clinical trial and such trial may not be successful.

Management Following the Merger Executive Officers and Directors, page 349

24.

Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of Anne McGeorge during the past five years, including the dates and duration of their employment.

RESPONSE: Magenta acknowledges the Staff’s comment and notes for the Staff the prior disclosure on page 352 of the Registration Statement indicating that Ms. McGeorge retired in July 2017. As such, there are no dates or duration of employment during the past five years to disclose. Magenta further advises the Staff that it has updated its disclosure on pages 214-215 and 361 of Amendment No. 1 to include additional information regarding the dates and duration of employment and public company board service.

Unaudited Pro Forma Condensed Combined Financial Information, page 365

25.

You disclose on page 365 that the merger is expected to be treated as a reverse recapitalization because on the effective date of the merger, the pre-combination assets of Magenta are expected to be primarily cash and cash equivalents and marketable securities. Please address the following:

•

Tell us and revise your pro forma narrative and MD&A to more clearly disclose the extent to which you expect there to be any residual research and development activities and expenses or facilities expense continuing in Magenta after the sale of certain assets under the April 2023 asset purchase agreements.

•	If so, explain how you considered this fact as part of your determination that Magenta will be a shell company for purposes of reverse recapitalization treatment.

•

Tell us how you considered the potential future revenue streams associated with the asset purchase agreements including milestone and royalty payments in your determination that the company will be a shell company for purposes of recapitalization accounting.

•

Tell us how you considered the Contingent Value Right (CVR) agreements associated with the asset purchase agreements in determining that the company will be a shell company for purposes of recapitalization accounting.

U.S. Securities and Exchange Commission

June 22, 2023

Magenta acknowledges the Staff’s comment and advises the Staff that the merger is expected to be accounted for as a reverse recapitalization. Dianthus is considered to be the accounting acquirer of the assets and liabilities of Magenta in this transaction based on the terms of the Merger Agreement, including the following factors: (i) Dianthus’ equity holders will own a substantial majority of the voting rights in the combined company; (ii) Dianthus’ largest stockholder will retain the largest interest in the combined company; (iii) Dianthus will designate a majority (six of eight) of the initial members of the board of directors of the combined company; and (iv) Dianthus’ executive management team will become the management of the combined company. Further, as the pre-combination assets of Magenta do not meet the definition of a business pursuant to ASC 805, Business Combinations, and are expected to primarily consist of cash, cash equivalents and short-term investments on the effective date of the merger. As such, the merger was treated as a reverse recapitalization.

In February 2023, after a review of Magenta’s business, programs, resources and capabilities, including anticipated costs and timelines, Magenta announced its decision to halt further development of its programs and to conduct a comprehensive review of strategic alternatives. Magenta also announced a corporate restructuring that resulted in a reduction in its workforce by 84% that was substantially completed in the first quarter of 2023. In April 2023, Magenta sold certain assets, including intellectual property, related to its product candidates MGTA-45, MGTA-145 and the CD117 antibodies including the clinical antibody that was used with MGTA-117, for upfront payments of $3.3 million and potential future contingent payments of up to $20.0 million. Subsequent to the asset sales in April 2023, research and development activities and facilities expenses have been minimal.

•

Magenta acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages 374 and 380 of Amendment No. 1 to include additional information regarding its expectation that any residual research and development activities and expenses and facilities expenses continuing for Magenta after the sale of certain assets under the April 2023 asset purchase agreements would be de minimis.

•

In February 2023, Magenta announced its decision to halt further development of most of its research and development programs, significantly reduced its headcount and announced the intention to conduct a comprehensive review of strategic alternatives for Magenta and its assets. Management has been exploring potential strategic alternatives that included, without limitation, an acquisition, merger, business combination or other transaction. As of the effective date of the merger, Magenta expects its assets to be primarily cash, cash equivalents, short-term investments, and other non-operating assets. As of the effective date of the merger, Magenta does not expect to have any substantive operations or a significant workforce and any in-process research and development assets potentially remaining as of the combination would be de minimis when compared to the cash, cash equivalents and short-term investments obtained through the merger and therefore, will not meet the definition of a business within the meaning of ASC 805, Business Combinations.

•

Management determined that the future potential revenue streams associated with the CVRs including milestone payments are contingent in nature and not deemed probable to occur. Magenta further advises the Staff that the CVRs have no bearing on Dianthus’ future revenue streams as the net proceeds would go directly to pre-merger Magenta shareholders if the contingencies were met.

•

In April 2023, Magenta sold certain assets, including intellectual property, related to its MGTA-117 antibody, MGTA-45 program and MGTA-145 program. The net proceeds of future contingent milestone payments, if any, made in connection with these asset sales are subject to the CVR Agreement. Magenta has determined that the contingent payments are not probable and therefore has not recorded the impact in the accompanying unaudited pro forma condensed combined financial information. Any residual data, technology and intellectual property rights related to Magenta’s legacy business that were not in active development and could potentially be sold, is not considered material by Magenta. Any residual assets are very early stage and therefore deemed to have de minimis value.

U.S. Securities and Exchange Commission

June 22, 2023

26.

You disclose that you expect the merger to be treated as a reverse recapitalization and such accounting is reflected in the pro forma financial information. Given the asset purchase agreements and CVR are central to the consideration of whether Magenta will effectively be a shell company as of the merger date and appear to be significant, tell us how you determined that it was appropriate under Article 11 of Regulation S-X not to give effect to the asset purchase agreements and the CVR in the pro forma financial information. As part of your response, specifically explain how you determined whether these arrangements represent the disposition of a business under the guidance of Section 11-01(a)(4) of Regulation S-X.

RESPONSE: Magenta acknowledges the Staff’s comment and advises the Staff that any residual research and development activities and expenses or facilities expenses continuing for Magenta subsequent to the asset sales in April 2023 are expected to be de minimis. In addition, the future potential revenue streams associated with the CVR Agreement, including milestone payments, are contingent in nature and deemed not probable to occur. As any related amounts for the asset purchase agreements and CVRs are expected to be either not material and/or not probable to be recognized, the agreements were not deemed to be significant and it was determined not to give an effect to these agreements in the unaudited pro forma condensed combined financial information under Article 11 of Regulation S-X. These arrangements do not represent the disposition of a business under the guidance of Section 11-01(a)(4) of Regulation S-X as each of the asset sales represents a single identifiable asset that does not meet the definition of a business.

Magenta further advises the Staff that it has updated its disclosure on pages 374 and 380 of Amendment No. 1 to include additional information regarding its expectation that any residual research and development activities and expenses or facilities expense continuing for Magenta after the sale of certain assets under the April 2023 asset purchase agreements would be de minimis.

General

27.

We note the disclosure that the merger is “intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes.” Please revise to clarify the tax consequences of the merger to investors and file a tax opinion. For guidance, please refer to Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, Magenta has revised the disclosure on pages 175-176 and 412 of Amendment No. 1 and respectfully advises the Staff that, in accordance with Section III of Staff Legal Bulletin No. 19, Magenta will file a pre-effective amendment that includes an opinion of counsel covering the material tax consequences of the merger as Exhibit 8.1 to Amendment No. 1 and updated the Exhibit List on pages II-4 and II-6 of Amendment No. 1 accordingly.

***

U.S. Securities and Exchange Commission

June 22, 2023

If you should have any questions or comments with respect to the foregoing, please contact me at (415) 733-6134 or via e-mail at msarrazin@goodwinlaw.com.

Very truly yours,

/s/ Marianne Sarrazin
Marianne Sarrazin

Cc:	Stephen Mahoney, Magenta Therapeutics, Inc.
Marino Garcia, Dianthus Therapeutics, Inc.
William D. Collins, Goodwin Procter LLP
Michael Patrone, Goodwin Procter LLP
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Brendan C. Berns, Gibson, Dunn & Crutcher LLP
Chris W. Trester, Gibson, Dunn & Crutcher LLP